REXAM

02 NOV -5 AM 8:23

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

SUPPL

28 October 2002

02055868

Dear Sirs

Rexam PLC
File No 82-3

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

P

dlw 11/14

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM

NEWS BULLETIN

No 15/2002, 28 October 2002

Published by Rexam Corporate Communications

Rexam names new Finance Director



Graham Chipchase, who will take up the position of Group Finance Director in February 2003.

I am pleased to announce that **Graham Chipchase** has been appointed new Group Finance Director. He will take up his position in February 2003 when he will also become a member of the Rexam Board of Directors.

Graham replaces Michael Hartnall, who is retiring after 16 years as Finance Director with Rexam and its predecessor Bowater plc. Michael will stay on with Rexam until the Annual General Meeting in May 2003.

Graham has a BA (Hons) in Chemistry from Oriel College, Oxford and is a Fellow of the Institute of Chartered Accountants.

Most of Graham's career has been spent in manufacturing businesses. After five years in the Audit & Corporate Tax Department of Coopers & Lybrand Deloitte, he joined The BOC Group plc as Corporate Finance Manager in 1990. His career in The BOC Group included various positions within Financial Planning and Analysis in both US and European subsidiaries in the gas and healthcare divisions. He was appointed Group Controller in 1999 and Director of Planning and Financial Control the following year. He left The BOC Group last year to join GKN plc, the automotive and aerospace engineering group, as Finance Director of its Aerospace Services business.

We look forward to welcoming Graham to Rexam in February.

Rolf Börjesson
Chief Executive